

October 18, 2012

<u>Via Email</u>
Mr. Bradley C. Almond
Chief Financial Officer
Cambium Learning Group, Inc.
17855 North Dallas Parkway, Suite 400
Dallas, Texas 75287

> **Re: Cambium Learning Group, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 001-34575**

Dear Mr. Almond:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22
Liquidity and Capital Resources, page 33
Long-term debt, page 33

1. Please tell us whether the 9.75% senior secured notes contain any material financial covenants. If so, please describe and disclose whether you were in compliance with such covenants as of December 31, 2011.

Non-GAAP Measures, page 35

2. Reference is made to the non-GAAP measures Adjusted Net Revenues and Adjusted
    Deferred Revenues. Please revise to include the disclosures required by Item
    10(e)(1)(i)(c) and (d) of Regulation S-K.

Reconciliation Between Net Revenues to Adjusted Net Revenues and Between Net Loss and
Adjusted EBITDA for the Years Ended December 31, 2011 and 2010, page 36

3. We note from your reconciliation on page 36 that "other income" is included in the
    reconciling items of Net Loss to EBITDA. Please note that by definition, EBITDA
    represents earnings before interest, taxes, depreciation, and amortization. Measures that
    are calculated differently than as described should not be characterized as "EBITDA."
    Please revise your presentation accordingly.

4. We note that you further adjust EBITDA for non-recurring and non-operational items and
    define the non-GAAP financial measure as Adjusted EBITDA. It appears from the
    reconciliation that many of the items have recurred within two years. Please note that it
    is not appropriate to identify such items as non-recurring, infrequent, or unusual when the
    nature of the charge is such that it is reasonably likely to recur within two years or similar
    charge was recognized within the prior two years. In this regard, please revise your
    descriptions of the non-GAAP measure accordingly. Refer to Question 103.02 of the
    Compliance and Disclosure Interpretations for Non-GAAP Financial Measures on the
    SEC website.

Capital Expenditures and Outlook, page 38

5. Please revise to disclose an estimate of your expected capital expenditures for the
    upcoming fiscal year.

Commitments and Contractual Obligations, page 39

6. Please reconcile the total amounts provided in the contractual obligations table for the
    senior secured notes and capital leases to the amounts presented on the face of the
    balance sheet and disclosed within the notes to the financial statements, as we were
    unable to do so. If the amounts in the contractual obligations table include payments for
    both principal and interest, please provide a footnote stating so.

Financial Statements, page 45
Notes to the Consolidated Financial Statements, page 52
Note 13 – Fair Value Measurements, page 9

7. Please revise the notes to the financial statements to include all disclosures required by
    ASC 820-10-50-5 for assets and liabilities remeasured to fair value on a nonrecurring
    basis, such as goodwill which was subject to impairment and remeasured to fair value

during the year ended December 31, 2011. Your Form 10-Q for the six months ended June 30, 2012 should be similarly revised for the fair value of goodwill and long-lived assets which were also subject to impairment during the six months ended June 30, 2012.

Note 19 – Contingent Liabilities, page 92

8. Please explain why you believe it is appropriate to reflect a tax receivable in your financial statements of $10.4 and $11 million at December 31, 2010 and 2011, respectively, when it appears this amount is subject to a dispute with the state of Michigan. As part of your response, please explain why you believe this amount does not represent a gain contingency pursuant to ASC 450-30-25-1 which should not be recognized in your financial statements until realized. Please explain in detail why you believe the collection of this claim is probable. Also, explain how the amount recognized for this claim was classified in your statement of operations. We may have further comment upon receipt of your response.

Note 24 – Subsequent Events, page 100

9. We note that during the fourth quarter of fiscal 2011, you launched a reengineering and restructuring initiative to align your organizational and cost structure to your strategic goals which included, among other items, the outsourcing of warehouse operations to a third party logistics provider. In this regard, please tell us what, if any, consideration was given to the restructuring initiative in assessing the recoverability of the warehousing facility and related assets located in Frederick, Colorado as of December 31, 2011 pursuant to ASC Topic 360-10-35-21(f). If no consideration was given, please explain why. As part of your response, please provide us with the relevant technical accounting guidance used in determining your accounting treatment.

10. Notwithstanding the above, please tell us how the useful lives assigned to the warehouse and related assets located in Frederick, Colorado were re-evaluated for appropriateness at the time management was considering the restructuring initiative and at the time it was announced. Refer to ASC Topic 360-10-35-22. If you believe that no re-evaluation of the useful lives was required, please explain in detail as to why. As part of your response, please provide the relevant technical guidance used to support the basis for your conclusions. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief